UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investors: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	Media: Ekram Ahmed Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2019 SECOND QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – July 24, 2019 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the second quarter ended June 30, 2019.

Second Quarter 2019:

•	Total Revenue: $488 million, a 4 percent increase year over year
•	Deferred Revenues: $1,286 million, an 11 percent increase year over year
•	GAAP Operating Income: $213 million, representing 44 percent of revenues
•	Non-GAAP Operating Income: $242 million, representing 50 percent of revenues
•	GAAP EPS: $1.21, Non-GAAP EPS: $1.38

“Second quarter results were driven by 13 percent growth in our security subscriptions revenues, which included our advanced threat prevention and our CloudGuard family of products,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “We continued to expand our product offerings during the second quarter with the introduction of new technologies which included Malware DNA, a new artificial intelligence-based engine that accelerates zero-day threat prevention, and CloudGuard Log.ic, providing threat protection and context-rich security intelligence.”

Financial Highlights for the Second Quarter of 2019:

•	Total Revenue: $488 million compared to $468 million in the second quarter of 2018, a 4 percent increase year over year.
•	GAAP Operating Income: $213 million compared to $224 million in the second quarter of 2018, representing 44 percent and 48 percent of revenues in the second quarter of 2019 and 2018, respectively.
•	Non-GAAP Operating Income: $242 million compared to $247 million in the second quarter of 2018, representing 50 percent and 53 percent of revenues in the second quarter of 2019 and 2018, respectively.
•	GAAP Taxes on Income: $48 million compared to $43 million in the second quarter of 2018.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $186 million compared to $198 million in the second quarter of 2018. GAAP earnings per diluted share were $1.21 compared to $1.24 in the second quarter of 2018.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $211 million compared to $218 million in the second quarter of 2018.  Non-GAAP earnings per diluted share were $1.38 compared to $1.37 in second quarter of 2018, a 1 percent increase year over year.

•	Deferred Revenues: As of June 30, 2019, deferred revenues were $1,286 million compared to $1,158 million as of June 30, 2018, an 11 percent increase year over year.
•	Cash Balances, Marketable Securities and Short Term Deposits: $4,110 million as of June 30, 2019, compared to $4,042 million as of June 30, 2018.
•	Cash Flow: Cash flow from operations of $233 million compared to $213 million in the second quarter of 2018, a 9 percent increase year over year.
•	Share Repurchase Program: During the second quarter of 2019, the company repurchased approximately 2.8 million shares at a total cost of approximately $325 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Key Business Highlights

During the quarter, we announced initiatives, products and research, attached is a summary of the key ones:

Check Point Launches Channel Initiatives to Increase Value and Accelerate Benefits to Partners
New incentives give VARs extra rewards for customer purchases of CloudGuard IaaS through AWS & Azure marketplaces; the new engage app enables even closer partner relationships to boost sales activities.

Product & Technology Announcements

Check Point Introduces 16000 and 26000 Series Security Gateways
Delivering Terabit-Per-Second Threat Prevention: 16000/26000 series integrated with R80.30, SandBlast Technology, and the Maestro Hyperscale Orchestrator deliver 1 Tera-bps Gen V Threat Prevention.

Check Point Software Exposes Unseen Cloud Threats with New Security Analytics Solution
CloudGuard Log.ic provides threat protection and context-rich security intelligence in the public cloud, enabling operations teams to see every IaaS and PaaS asset, understand cloud activities, and easily launch forensics.

Check Point Software Introduces Malware DNA
New Artificial Intelligence-based Malware Detection Engine to Accelerate Zero-Day Threat Prevention: New engine scans unknown malware for code patterns that match existing known malware, further accelerating the identification and blocking of previously undiscovered malware, and reducing response times.

Applications & Infrastructure Vulnerabilities

Check Point Research https://research.checkpoint.com uncovered numerous findings that included vulnerabilities in widely deployed applications and services such as ISPsystem and Microsoft Management Console. In addition, the research team exposed various campaigns targeting IPTV Platforms, government targets and more.

EA Games Vulnerability
Check Point Research identified a chain of vulnerabilities in one of the world’s largest gaming companies, Electronic Arts. The potential damage could have involved an attacker gaining access to a user’s credit card information and the ability to fraudulently purchase in game currency on behalf of the user.

The NSO WhatsApp Vulnerability – This is How It Happened
Check Point Research provided the first technical analysis of the critical vulnerability found in the popular WhatsApp messaging application that allowed spyware to be injected into victims’ phones.

Vulnerabilities in ISPsystem
Check Point Research found a critical security vulnerability in ISPsystem software, which allowed an attacker to hijack a session of another logged-in user and take control over that user’s web sites, virtual machines, billing data, etc.

Microsoft Management Console (MMC) Vulnerabilities
Check Point Research discovered several vulnerabilities in Microsoft’s Management Console (MMC) that would allow an attacker to deliver a malicious payload.

Vulnerability in Xiaomi Pre-Installed Security App
Check Point Research discovered a vulnerability in one of the preinstalled apps in one of the world’s biggest mobile vendors, Xiaomi. The attack was exposed when pre-installing the ‘Guard Provide’ security app.

We Decide What You See: Remote Code Execution on a Major IPTV Platform
Check Point Research discovered critical vulnerabilities in a Ukrainian TV streaming platform that, if exploited, could leave service providers exposed to a serious breach including the entire customer database of personal info and financial details.

Malware and Campaigns Research

Agent Smith: A New Species of Mobile Malware
Check Point Research discovered a new variant of mobile malware that infected around 25 million devices, while the users remained unaware. Disguised as Google related apps, the malware exploits various known Android vulnerabilities and replaces installed apps on the device with malicious versions without user interaction.

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PlaNETWORK: Face to Face with Cyber Crime
Check Point Research carried out an investigative research that allowed for a rare opportunity of coming face to face with real-life threat actors. These threat actors were an Indonesian group called “plaNETWORK”. Check Point Research has responsibly reported its findings regarding plaNETWORK to regional law enforcement agencies who are now looking into the matter.

FINTEAM: Trojanized TeamViewer against Government Targets
Check Point Research spotted a targeted attack against officials within government finance authorities and representatives in several embassies in Europe. The attack, which starts with a malicious attachment disguised as a top-secret U.S. document that weaponized TeamViewer to gain control of the infected computer.

PreAMo: A Clicker Campaign found on Google Play
Check Point Research uncovered a series of applications conducting fraudulent activities against Ad Agencies. The malware found from those leads, dubbed ‘PreAMo’, imitates the user by clicking on banners. The malware was downloaded over 90 million times across six applications.

The Muddy Waters of APT Attacks
The Iranian APT, Muddy Water, has been active for several years. Check Point Research took a deeper look and analyzed a new campaign of it targeting Belarus that started via targeted emails sent to organizations there.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 24, 2019, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	KeyBanc Capital Markets 21st Annual Global Technology Leadership Forum August 12, 2019 – Vail, CO

•	Citi 2019 Global Technology Conference September 4, 2019 – New York, NY

•	Deutsche Bank 2019 Technology Conference September 10-11, 2019 – Las Vegas, NV (Meetings Only)

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2019 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including Malware DNA, CloudGuard Log.ic and Zero Trust, expectations related to our new channel initiatives, and our participation in investor conferences during the third quarter of 2019.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (Unaudited, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Revenues:
Products and licenses	$121,825	$125,666	$234,622	$243,805
Security subscriptions	148,663	132,076	292,638	259,327
Total revenues from products and security subscriptions	270,488	257,742	527,260	503,132
Software updates and maintenance	217,628	210,028	432,684	416,964
Total revenues	488,116	467,770	959,944	920,096

Operating expenses:
Cost of products and licenses	21,368	21,595	40,991	40,973
Cost of security subscriptions	6,478	4,085	11,760	7,726
Total cost of products and security subscriptions	27,846	25,680	52,751	48,699
Cost of Software updates and maintenance	23,148	22,381	45,836	43,058
Amortization of technology	1,388	546	2,776	1,092
Total cost of revenues	52,382	48,607	101,363	92,849

Research and development	58,875	50,289	116,509	103,652
Selling and marketing	138,300	124,493	273,340	244,251
General and administrative	26,026	20,421	50,138	41,959
Total operating expenses	275,583	243,810	541,350	482,711

Operating income	212,533	223,960	418,594	437,385
Financial income, net	20,890	16,415	39,798	31,275
Income before taxes on income	233,423	240,375	458,392	468,660
Taxes on income	47,889	42,689	92,926	83,834
Net income	$185,534	$197,686	$365,466	$384,826
Basic earnings per share	$1.22	$1.26	$2.38	$2.44
Number of shares used in computing basic earnings per share	152,019	156,982	153,472	157,571
Diluted earnings per share	$1.21	$1.24	$2.36	$2.40
Number of shares used in computing diluted earnings per share	153,687	159,669	155,156	160,674

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

Revenues	$488,116	$467,770	$959,944	$920,096
Non-GAAP operating income	241,800	247,123	476,714	486,121
Non-GAAP net income	211,474	218,183	416,929	428,074
Diluted Non-GAAP Earnings per share	$1.38	$1.37	$2.69	$2.67
Number of shares used in computing diluted Non-GAAP earnings per share	153,687	159,669	155,156	160,674

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
 (Unaudited, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

GAAP operating income	$212,533	$223,960	$418,594	$437,385
Stock-based compensation (1)	25,974	20,827	50,806	43,141
Amortization of intangible assets and acquisition related expenses (2)	3,293	2,336	7,314	5,595
Non-GAAP operating income	$241,800	$247,123	$476,714	$486,121

GAAP net income	$185,534	$197,686	$365,466	$384,826
Stock-based compensation (1)	25,974	20,827	50,806	43,141
Amortization of intangible assets and acquisition related expenses (2)	3,293	2,336	7,314	5,595
Taxes on the above items (3)	(3,327)	(2,666)	(6,657)	(5,488)
Non-GAAP net income	$211,474	$218,183	$416,929	$428,074

Diluted GAAP Earnings per share	$1.21	$1.24	$2.36	$2.40
Stock-based compensation (1)	0.17	0.13	0.33	0.27
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.04	0.04
Taxes on the above items (3)	(0.02)	(0.02)	(0.04)	(0.04)
Diluted Non-GAAP Earnings per share	$1.38	$1.37	$2.69	$2.67

Number of shares used in computing diluted Non-GAAP earnings per share	153,687	159,669	155,156	160,674

(1) Stock-based compensation:
Cost of products and licenses	$35	$39	$68	$76
Cost of software updates and maintenance	1,000	851	1,939	1,537
Research and development	4,704	4,212	9,007	8,248
Selling and marketing	6,219	4,448	12,305	9,738
General and administrative	14,016	11,277	27,487	23,542
	25,974	20,827	50,806	43,141

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1,388	546	2,776	1,092
Research and development	1,511	974	3,525	2,871
Selling and marketing	394	816	1,013	1,632
	3,293	2,336	7,314	5,595
(3) Taxes on the above items	(3,327)	(2,666)	(6,657)	(5,488)
Total, net	$25,940	$20,497	$51,463	$43,248

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Unaudited, in thousands)

ASSETS

	June 30,	December 31,
	2019	2018
Current assets:
Cash and cash equivalents	$249,101	$303,687
Marketable securities and short-term deposits	1,366,217	1,448,092
Trade receivables, net	320,622	495,390
Prepaid expenses and other current assets	80,942	74,738
Total current assets	2,016,882	2,321,907

Long-term assets:
Marketable securities	2,494,259	2,287,345
Property and equipment, net	85,996	78,514
Deferred tax asset, net	65,654	84,688
Goodwill and other intangible assets, net	993,731	991,539
Other assets	91,277	64,220
Total long-term assets	3,730,917	3,506,306

Total assets	$5,747,799	$5,828,213

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$939,514	$980,175
Trade payables and other accrued liabilities	358,544	351,695
Total current liabilities	1,298,058	1,331,870

Long-term liabilities:
Long-term deferred revenues	346,889	357,779
Income tax accrual	406,944	356,750
Other long-term liabilities	33,847	9,425
	787,680	723,954

Total liabilities	2,085,738	2,055,824

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,692,077	1,597,800
Treasury shares at cost	(7,455,122)	(6,844,702)
Accumulated other comprehensive gain (loss)	15,852	(24,497)
Retained earnings	9,408,480	9,043,014
Total shareholders’ equity	3,662,061	3,772,389
Total liabilities and shareholders’ equity	$5,747,799	$5,828,213
Total cash and cash equivalents, marketable securities and short-term deposits	$4,109,577	$4,039,124

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Cash flow from operating activities:
Net income	$185,534	$197,686	$365,466	$384,826
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,644	4,144	7,219	8,032
Amortization of intangible assets	1,782	940	3,564	1,880
Stock-based compensation	25,974	20,827	50,806	43,141
Realized loss on marketable securities	9	87	486	89
Decrease (increase) in trade and other receivables, net	(6,787)	341	174,537	181,736
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	19,905	(12,013)	3,182	7,194
Deferred income taxes, net	2,736	1,096	6,289	5,043
Net cash provided by operating activities	232,797	213,108	611,549	631,941

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	-	-	(5,509)	-
Investment in property and equipment	(5,121)	(4,767)	(14,701)	(9,439)
Net cash used in investing activities	(5,121)	(4,767)	(20,210)	(9,439)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	11,709	79,152	63,000	99,097
Purchase of treasury shares	(324,955)	(249,549)	(629,949)	(498,957)
Payments related to shares withheld for taxes	(4,444)	(3,124)	(5,092)	(3,423)
Net cash used in financing activities	(317,690)	(173,521)	(572,041)	(403,283)

Unrealized gain (loss) on marketable securities, net	24,920	(2,169)	51,155	(25,559)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(65,094)	32,651	70,453	193,660

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,174,671	4,009,054	4,039,124	3,848,045

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,109,577	$4,041,705	$4,109,577	$4,041,705

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
July 24, 2019		Chief Financial Officer & Chief Operating Officer

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